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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                          Extended Stay America, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  30224P 10 1
        _______________________________________________________________
                                (CUSIP Number)

  George D. Johnson, Jr., 450 E. Las Olas Boulevard, Ft. Lauderdale, FL 33301
                                (954) 713-1600
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 16, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 30224P 10 1                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George D. Johnson, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,932,524 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,932,524 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,932,524 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 30224P 10 1                                     PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GDJ, Jr. Investments Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,832,524 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,832,524 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,832,524 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment No. 1") amends and restates the initial statement on Schedule 13D, dated December 19, 1995 (the "Statement"), of George D. Johnson, Jr. relating to the common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc., a Delaware corporation (the "Company"). The Statement is amended and restated in its entirety as set forth below.


ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. All references in this Statement to Common Stock, including prices per share, reflect a 2-for-1 stock split effected as a dividend on July 19, 1996.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f). This Statement is being filed by George D. Johnson, Jr. ("Mr. Johnson") and GDJ, Jr. Investments Limited Partnership, a Nevada limited partnership (the "Limited Partnership"). Mr. Johnson's principal occupation is as President, Chief Executive Officer, and director of the Company. Mr. Johnson's business address is 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. Mr. Johnson is a citizen of the United States of America. Mr. Johnson owns 99% of the limited partnership interests of the Limited Partnership. The remaining 1% is held by the Limited Partner's general partner, GDJ, Jr. Investment Corporation, a Nevada corporation, of which Mr. Johnson owns 100% of the issued and outstanding capital stock.

     (d)-(e).  During the past five years, neither of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The descriptions set forth below of the S.H.J. Trust Loan Documents, the D.G.J. Trust Loan Documents, the J.C.J. Trust Loan Documents, and the S.B.J. Trust Loan Documents (all as hereinafter defined) are qualified in their entirety by reference to such documents, copies of which are attached as Exhibits 2, 3, 4, and 5, respectively, to the Statement and which are incorporated herein by reference.

     Concurrently with the closing on December 19, 1995 of its initial public offering of 10,120,000 shares of Common Stock (the "Initial Public Offering"), the Company sold to its existing stockholders on a pro rata basis, for $25.0 million, 4,135,650 shares of Common Stock for $6.045 per share, such price being the Initial Public Offering price per share less underwriting discounts and commissions (the "Concurrent Offering"). In the Concurrent Offering, Mr. Johnson purchased 504,342 shares of Common Stock with his personal funds and the following shareholders each purchased 7,894 shares of Common Stock: the Stewart
H. Johnson, Jr. Trust (the "S.H.J. Trust"); the David G. Johnson Trust (the "D.G.J. Trust"); the Jamie C. Johnson Trust (the "J.C.J. Trust"); and the Susan
B. Johnson Trust (the "S.B.J. Trust") The S.H.J. Trust, D.G.J. Trust, J.C.J. Trust, and the S.B.J. Trust are collectively referred to as the "Trusts". Mr. Johnson is the sole trustee of each of the Trusts.


                                       4